UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,228,281 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.8% based on 23,777,280 shares of Common Stock outstanding as of July 31, 2015.

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
54,323
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			5,097,615
Each
Reporting		9.	Sole Dispositive Power:
Person			109,791
With

		10.	Shared Dispositive Power:
869,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,151,938 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
21.7% based on 23,777,280 shares of Common Stock outstanding as of July 31, 2015.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,261,752 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.9% based on 23,777,280 shares of Common Stock outstanding as of July 31, 2015.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
1,594,372
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			4,942,976
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,515,664 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
23.2% based on 23,777,280 shares of Common Stock outstanding as of July 31, 2015.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 12 (this “Amendment No. 12”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 12 is being filed to amend the facing pages and Item 5 to reflect the current beneficial ownership and the percentage of the class of Common Stock beneficially owned by the Reporting Persons following the acquisition by certain Reporting Persons of more than one percent of the outstanding shares of Common Stock of the Company. Except as otherwise set forth herein, this Amendment No. 12 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 23,777,280 shares of Common Stock reported outstanding as of July 31, 2015, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 2015.

(a) W.B. & Co.: 4,228,281 shares of Common Stock (17.8% based on 23,777,280 shares outstanding as of July 31, 2015).

Jonathan B. Mellin: 5,151,938 shares of Common Stock (21.7% based on 23,777,280 shares deemed outstanding as of July 31, 2015).

Reuben S. Donnelley: 4,261,752 shares of Common Stock (17.9% based on 23,777,280 shares outstanding as of July 31, 2015).

FOM Corporation: 5,515,664 shares of Common Stock (23.2% based on 23,777,280 shares outstanding as of July 31, 2015).

(b) See facing pages for each Reporting Person.

(c) The Reporting Persons have effected the following transactions in Common Stock of the Company during the past 60 days:

Reuben Donnelley transferred 14,739 shares to an immediate family member on August 7, 2015.

FOM Corporation

Transaction Date	Shares Acquired	Weighted Average Price Per Share(1)	Price Range	Description of Transaction
August 7, 2015	561,270	$2.99	$2.895 to $3.25	Open Market Purchase
August 10, 2015	17,020	$3.38	$3.19 to $3.50	Open Market Purchase
August 11, 2015	398,280	$3.43	$3.265 to $3.50	Open Market Purchase
August 12, 2015	318,350	$3.46	$3.365 to $3.50	Open Market Purchase

(1) The price reported in this column is a weighted average price. The shares were purchased in multiple transactions at price ranges set forth in the table above. The Reporting Person undertakes to provide the Company, any securityholder of the Company, or the Staff of the Securities and Exchange Commission, upon request, separate prices within the range set forth in this footnote.

Jonathan Mellin

Transaction Date	Shares Acquired	Weighted Average Price Per Share(1)	Price Range	Description of Transaction
August 7, 2015	17,180	$2.99	$2.895 to $3.25	Open Market Purchase
August 10, 2015	530	$3.38	$3.19 to $3.50	Open Market Purchase
August 11, 2015	12,170	$3.43	$3.265 to $3.50	Open Market Purchase
August 12, 2015	9,736	$3.46	$3.365 to $3.50	Open Market Purchase

(1) The price reported in this column is a weighted average price. The shares were purchased in multiple transactions at price ranges set forth in the table above. The Reporting Person undertakes to provide the Company, any securityholder of the Company, or the Staff of the Securities and Exchange Commission, upon request, separate prices within the range set forth in this footnote.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2015	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
August 14, 2015	/s/ Jonathan B. Mellin
Jonathan B. Mellin
August 14, 2015	/s/ Reuben S. Donnelley
Reuben S. Donnelley
August 14, 2015	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President